VNUE, Inc.

104 West 29th Street, 11th Floor

New York , NY 10001

Via EDGAR

July 11, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Brian Fetterolf

Re:	VNUE, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 15, 2022
File No. 333-262712

Dear Mr. Fetterolf:

I write on behalf of VNUE, Inc, (the “Company”) in response to Staff’s letter of June 29, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed June 15, 2022 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 15, 2022

Cover Page

1. Please remove the filing fee table from the cover page and only file as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

In response to this comment, the Company removed the filing fee table from the cover. It is included as an exhibit to the registration statement.

Prospectus Summary

Description of the Equity Financing Agreement, page 3

2. We note your disclosure that the “maximum amount that the Company shall be entitled to put to GHS in each put notice shall not exceed three hundred percent (200%) of the average daily trading dollar volume of the Company’s Common Stock . . .” (emphasis added). Please revise to ensure consistency in your disclosure of the maximum amount per put notice, as your disclosure here references both three hundred and two hundred percent, while your disclosure in the form of equity financing agreement filed as exhibit 10.17 only refers to a two hundred percent threshold. Please make conforming changes on page 46. In addition, please revise your disclosure on page 23 to state that the purchase price of the common stock is set at 80%, to the extent correct, as the current disclosure states that it is 85%. Additionally, your discussion of the Commitment Shares does not clarify whether you have issued such shares yet. In this regard, section 2.7 of the form of equity financing agreement indicates that you already issued the one percent in an amount of 29,069,768 shares to GHS on June 6, 2022, and your disclosure indicates that they shall be issued upon execution of the agreements (which are dated June 6, 2022) but that they are also not yet issued according to footnote (4) on page 22. Revise your disclosure to clarify and ensure consistency with your filed agreement.

In response to this comment, the Company revised the registration statement to state “200%” throughout for the average daily trading volume and to state “80%” throughout in relation to the purchase price. The Company also clarified that the commitment shares have not yet been issued, but will be once the Company increases its authorized common shares from 2 billion to 4 billion shares, par value $0.0001 per share.

Risk Factors

“Our existing stockholders will experience significant dilution from the merger and conversion of existing preferred stock . . .” , page 13

3. We note your disclosure that you “are required to issue 212,528,950 shares of common stock as a result of the conversion of 4,250,579 shares of Series A Preferred Stock, 608,845,939 as a result of the conversion of 2,061 shares of our common stock, and 3,000 shares of our common stock as a result of the conversion of 3,000 shares of common stock” (emphasis added). Please revise your disclosure to clarify that you have 2,061 shares of Series B Convertible Preferred Stock outstanding (emphasis added), if true, as you disclose on page 22, and also clarify that you have 3,000 shares of Series C Preferred Stock (preferred stock), if true, as you disclose on page 26. Please also revise to clarify whether you are currently required to issue the foregoing common shares, or alternatively, if you may be required to issue such shares as a result of future conversions of the specified convertible securities.

In response to this comment, the Company clarified the number of outstanding preferred shares and the number of common shares that the Company may be required to issue as a result of any voluntary conversions of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4. Please file the executed copies of the equity financing agreement and registration rights agreement. In this regard, we note that exhibits 10.17 and 10.18 only provide the forms of such agreements.

In response to this comment, the Company included the executed copies of the Equity Financing Agreement and Registration Rights Agreement as exhibits 10.17 and 10.18, respectively.

5. We note your response to comment 2 and we reissue the comment in-part. Please file the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for the financial statements of Stage It Corp. as of December 31, 2020 and 2019, included in your filing. In this regard, we note that the consent filed as Exhibit 23.1 only refers to the audit report dated April 8, 2021, relating to the financial statements of VNUE Inc.

In response to this comment, the Company included an updated consent from its auditor.

Sincerely,

/s/ Zach Bair
Zach Bair
Chief Executive Officer